Exhibit 99.1

Yukon Workers’ Compensation Board Rolls Out Sapiens ClaimsPro Upgrade

Enhanced version of comprehensive platform streamlines workflows, reduces costs and boosts customer service

January 6, 2021 - Sapiens Americas, a wholly owned subsidiary of Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, and the Yukon Workers' Compensation Health and Safety Board announced today that Yukon has rolled out a newly upgraded version of Sapiens ClaimsPro workers’ compensation platform. The new version includes a state-of-the art technology stack and will enable Yukon to further streamline end-to-end claims processing and reduce claims processing expenses as well as settlement costs. The upgraded version will also enable Yukon Workers’ Compensation Health and Safety Board to respond quickly to new business requirements that are even more critical during the pandemic.

Yukon, funded solely by regional employers, first partnered with Sapiens in 2006, and has been using Sapiens ClaimsPro since then. Sapiens ClaimsPro workers’ compensation platform provides workers’ compensation carriers with one-click access to key features as required by regulation, configurable claims rules, intelligent workflow and claims business intelligence dashboards, which offer highly personalized, advanced drill-down capabilities.

“The combined Yukon and Sapiens team are very proud of this seamless upgrade and roll-out,” said Jackie Janowiak, Sapiens’ senior vice president for client services. “Our teams collaborated to ensure that Yukon’s end-user community will fully benefit from the new technology stack refresh.”

“Both teams worked seamlessly to get this initiative completed and successfully deployed,” said Greg Lane, Yukon’s CIO. “In fact, with the current restrictions on travel and on-site work, we successfully deployed this project with our Sapiens team, completely virtually. We are very pleased with the smooth roll-out of this major accomplishment.”

Sapiens ClaimsPro workers’ compensation platform support carriers to improve operational performance by reducing claim inventories and supporting medical costs using advanced outcome-based case management. Its real-time payment processing allows automatic and split payments, offsets and deductions, refunds, transfers and 1099 processing for financial efficiency. The platform’s rules-driven auto-adjudication and decision support enables proactive case management that reduce claims time to settle and claims closure.

“With the additional innovative features and technologies of this new release, we have greatly enhanced the user experience, expect to gain additional efficiencies and eliminated significant technical debt,” said Greg Lane, Yukon’s CIO.

While digital transformation began reshaping insurance well before the pandemic, COVID-19 has underscored the urgency of accelerated innovation in the industry. Greater reliance on digital technology to support remote work, distance learning and online shopping and entertainment have only increased consumer expectations for more digitization in insurance. A recent survey of workers’ compensation professionals conducted by Lightico and Sapiens found that 75% of workers’ comp carriers are “urgently looking” or “actively looking” to digitize, with more and more seeing enhanced digital capabilities as essential to attaining a competitive edge in the post-pandemic landscape.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property & casualty, life, pension & annuity, reinsurance, financial & compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 500 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Media Contact

Alex Zukerman

CMO and Chief of Strategy, Sapiens

+972 546 724 910

alex.zukerman@sapiens.com